Exhibit 99.7

ZenaTech Reports Nearly Double Revenue Year-Over-Year for the First Quarter of 2025

Vancouver, British Columbia, (May 15, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions, announces financial results for the first quarter 2025.

First Quarter 2025 Highlights:

•Total revenues for the first quarter of 2025 were $1.13 million, up 92% compared to $591,379 for the first quarter of 2024 primarily due to acquisitions and organic growth.

•ZenaTech’s new Drone as a Service or DaaS segment grew from completing two acquisitions of land survey drone servicing companies ─ Oregon-based Weddle Surveying and Florida-based KJM Land Surveying. The Company also signed five LOIs (Letter of Intent) for additional acquisitions during the quarter.

•The company acquired Othership, a UK workplace management software company supporting its enterprise SaaS software segment, where it plans to leverage workplace AI and quantum computing productivity solutions targeting business and government customers.

•The company made investments in longer term growth and in new segment development that caused general and administrative expenses to increase to $5.75 million in Q1 2025 versus about $0.7 million in Q1 of 2024. This primarily consisted of sales and marketing activities, new hires, professional services, and finance expenses.

•ZenaTech made investments in its subsidiary ZenaDrone’s UAE manufacturing capabilities during the quarter, including hiring 35 new engineers and technicians. Also announced was the opening of a drone testing facility in Turkey for beyond-the-line-of-sight drone testing.

•Drone product highlights in Q1 include finalizing the third-generation design and “production model” of the ZenaDrone 1000 drone that will enable the start of scaling up of production. The company also announced the IQ Square drone has moved from prototype to manufacturing stage.

•The commence of work on a heavy-lift gas-powered ZD 1000 model for longer fight times for US defense applications took place during the quarter. Testing also commenced on a new high-density drone battery and a proprietary communications system for this drone.

•The company reported that ZenaDrone is preparing for Green UAS followed by Blue UAS certification required to sell to the US Military. Additionally, it is reviewing and putting in place cybersecurity practices, documentation, and internal controls necessary to apply for this certification.

•ZenaTech further expanded its Taiwan drone component manufacturer─ Spider Vision Sensors, adding additional engineering and business development staff. It also announced the first Blue UAS-certifiable drone sensors are under development.

“The first quarter of 2025 was a very strong and encouraging start to the year as revenue nearly doubled, up 92% primarily due to acquisitions and organic growth across both our software and drone segments,” said CEO Shaun Passley, Ph.D. “During the first quarter we launched our Drone as a Service or DaaS business segment with a vision to have a national footprint in the US and globally.”

“Although expenses increased during the first quarter, these are investments intended to grow the company over the long-term, namely in marketing, manufacturing, product development and testing capacity, which we believe will yield future rewards.

“We believe that this quarter’s performance demonstrates that our strategy to disrupt legacy businesses like land surveys via a DaaS business model is on track. Our momentum is strong, and we are well positioned to expand our range of drone services with a pipeline of over 20 acquisitions over the next 12 months,” concluded Dr. Passley.

Additional information is available from ZenaTech’s 6K filing on the SEC EDGAR website.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through seven global offices in North America, Europe, Taiwan, and UAE, and is growing a DaaS business model and partner network.

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an indoor/outdoor drone designed for land survey and inspections use in commercial and defense sectors

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.